This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, as amended by that certain Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580

Date: February 13, 2023

RBA Yard Video Transcript

This is an exciting time for Ritchie Bros. Given the upcoming Special Meeting, I felt it was important for me to share one of the many reasons why we are so passionate about the IAA transaction.

Since I was appointed CEO in 2020, we have been on a journey to transform the Company from a traditional auction business with low growth to a trusted global marketplace for value-added insights, services and transaction solutions.

Our success is evident in our outstanding performance and superior shareholder returns.

A core component of our growth strategy is expansion through satellite yards.

Satellite yards make it easier for new and existing customers to do business with Ritchie Bros. In fact, 50% of our sellers using these yards are new to the Ritchie Bros. ecosystem. This customer exposure fuels our marketplace flywheel.

We’re absolutely convinced this is the right strategy. However, it is not without its challenges.

While satellite yards are critical for growth and we’re excited about their potential, they are very different from the traditional Ritchie Bros. yards, and so far we have only been able to stand up roughly 24. Why is this the case?

Ritchie Bros.’ traditional yards are very large plots of land far from population centers. We’ve owned them for a long time, the land is cheap, and they benefit from significant economies of scale.

Satellite yards, on the other hand, are only about 10% of the size of a traditional Ritchie Bros. lot and need to be located much closer to population centers to reduce transportation costs for sellers.

From scouting to negotiating to activation, cold start satellite yards are time consuming to stand up. As is the case with any transformation, finding the right formula has been challenging.

One of the reasons I am so excited about the IAA acquisition is that it will allow us to greatly accelerate our work and help us pursue a huge market opportunity.

First, IAA’s yards are ideally located close to population centers where Ritchie Bros. needs them most. In fact, we project that we will be able to utilize a significant number of IAA’s current 210 locations as satellite yards.

Second, IAA has excess capacity Ritchie Bros. can use. Overall utilization across IAA’s yards is approximately 55%. Roughly 75% of IAA yards have more than five acres of availability. Ritchie Bros. can use this capacity to serve seller demand and still maintain high levels of service in the core IAA business.

Third, IAA’s yards have the potential to unlock significantly higher returns for Ritchie Bros. Leveraging IAA yards virtually eliminates the start up time associated with standing up new yards, and minimizes incremental costs because they are already staffed. Because the incremental costs are so low, and each of the existing IAA yards are already profitable, the financial hurdles associated with our existing satellite yard strategy are almost nonexistent. Every unit that comes to these locations results in incremental margin and should be significantly accretive.

In short, our yard strategy is critical to our future growth. And IAA is critical to our yard strategy. Through this acquisition, we significantly accelerate our biggest strategic initiative AND acquire a very good business that will provide increasing value as we grow over time with enhanced performance driven by our leadership.

I greatly appreciate the support you have extended to me since I was appointed CEO and look forward to building on our significant momentum through the IAA acquisition.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (“IAA”) in addition to information relating to the investment into RBA by Starboard Value LP and certain of its affiliates (together, “Starboard”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed IAA transaction, the anticipated impact of the proposed IAA transaction on the combined company’s business and future financial and operating results, the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, growth, operational enhancement, expansion and other value creation opportunities from the proposed IAA transaction, the expected debt, de-leveraging and capital allocation of the combined company, the anticipated closing date for the proposed IAA transaction, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed IAA transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “goal,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates,” “opportunity” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or IAA’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and IAA’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of IAA may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed IAA transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed IAA transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed IAA transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed IAA transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed IAA transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA; the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed IAA transaction; the effect of the announcement, pendency or consummation of the proposed IAA transaction on the trading price of RBA’s common shares or IAA’s common stock; the ability of RBA and/or IAA to retain and hire key personnel and employees; the significant costs associated with the proposed IAA transaction; the outcome of any legal proceedings that could be instituted against RBA, IAA and/or others relating to the proposed IAA transaction; restrictions during the pendency of the proposed IAA transaction that may impact the ability of RBA and/or IAA to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the amount, manner or timeframe expected or at all; the failure of the combined company to realize potential revenue, growth, operational enhancement, expansion or other value creation opportunities from the sources or in the amount, manner or timeframe expected or at all; the failure of the trading multiple of the combined company to normalize or re-rate and other fluctuations in such trading multiple; changes in capital markets and the ability of the combined company to finance operations in the manner expected or to de-lever in the timeframe expected; the failure of RBA or the combined company to meet financial and/or KPI targets; any legal impediment to the payment of the special dividend by RBA, including TSX consent to the dividend record date; legislative, regulatory and economic developments affecting the business of RBA and IAA; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and IAA operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed IAA transaction, are included in the Registration Statement (as defined below) and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed IAA transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and IAA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor IAA undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed IAA transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed IAA transaction on December 14, 2022 (the “Initial Registration Statement”), as amended by Amendment No. 1 and Amendment No. 2 to the Initial Registration Statement filed with the SEC and applicable Canadian securities regulatory authorities on February 1, 2023 and February 9, 2023, respectively (together with the Initial Registration Statement, the “Registration Statement”). The Registration Statement was declared effective by the SEC on February 10, 2023. The Registration Statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed IAA transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and IAA, certain of their respective directors and executive officers and other members of management and employees, and Jeffrey C. Smith and potentially other Starboard employees, may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed IAA transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to Mr. Smith, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed IAA transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above.

News Release Ritchie Bros. 1 Ritchie Bros. Mails Definitive Proxy Statement and Letter to Shareholders Ritchie Bros.’ Transformation Continues to Create Significant, Sustainable Shareholder Value IAA Acquisition Accelerates Ritchie Bros.’ Standalone Strategy and Drives Incremental Value of Up to $76 Per Share Ritchie Bros.’ Management Team Has Extensive Industry and M&A Experience and a Clear Plan to Successfully Integrate IAA IAA’s Existing Yards Present Opportunity to Immediately Address Ritchie Bros.’ Need for Capacity at Lower Costs and With Much Higher Returns Amended Agreement with IAA Delivers Even Greater Value for Ritchie Bros.’ Shareholders Ritchie Bros. Shareholders Are Urged to Vote “FOR” All Proposals on the WHITE Proxy Card Visit www.RBASpecialMeeting.com for More Information VANCOUVER, BC (February 13, 2023) – Ritchie Bros. Auctioneers Incorporated (NYSE: RBA) (TSX: RBA) (“Ritchie Bros.”) today announced that it has commenced mailing its proxy materials in connection with the Company’s Special Meeting of Shareholders to vote on the proposals that are necessary to complete its previously announced acquisition of IAA, Inc. (NYSE: IAA) (“IAA”). The Special Meeting is scheduled for March 14, 2023. Ritchie Bros. shareholders of record as of January 25, 2023 are eligible to vote at the Special Meeting. Ann Fandozzi, CEO of Ritchie Bros., said, “Since our transaction was announced, we have heard from numerous new and existing Ritchie Bros. shareholders who are supportive of the substantial value created through the IAA acquisition. Among others, several of our largest shareholders have increased their investments and publicly stated their support, including Independent Franchise Partners and Eagle Asset Management – who collectively own 8% of the Company’s outstanding shares – as well as Starboard Value LP, which recently announced a $500 million strategic investment in Ritchie Bros. We thank our shareholders for their support. We look forward to closing the transaction and continuing to execute on our transformation strategy.” As part of the proxy materials, Ritchie Bros. is mailing a letter to shareholders, which can be found at www.RBASpecialMeeting.com along with other materials related to the Special Meeting, including a new video featuring Ms. Fandozzi discussing how IAA’s yard footprint accelerates Ritchie Bros.’ yard strategy. Full text of the letter follows:

RITCHIE BROS.

News Release

February 13, 2023

Dear Fellow Ritchie Bros. Shareholder,

This is an exciting time. On March 14, 2023, Ritchie Bros. is scheduled to hold a Special Meeting of Shareholders to vote on proposals necessary to complete our previously announced acquisition of IAA. This transaction advances the Company's strategic transformation underway and provides compelling growth opportunities that will enable us to continue our track record of superior shareholder returns.

In fact, the value we see with this transaction substantially exceeds our standalone plan – potentially driving incremental value from cost synergies and revenue opportunities of up to $76 per Ritchie Bros. share[i].

Your vote is important to ensuring this value can be realized. The Ritchie Bros. Board of Directors unanimously recommends that Ritchie Bros. shareholders vote "**FOR**" on the **WHITE** proxy card for each of the proposals that are being considered at the Special Meeting.

OUR TEAM'S EXECUTION HAS TRANSFORMED RITCHIE BROS. AND IS CREATING SIGNIFICANT, SUSTAINABLE SHAREHOLDER VALUE

When I was appointed CEO in 2020, Ritchie Bros. had solid core assets and talented employees, but its business was stagnant. Since then, we have recruited new leaders, and through organic initiatives, partnerships and strategic acquisitions, we have taken bold steps to redefine our operating model and reinvigorate profitable growth.

As a result, we have transformed Ritchie Bros. from a traditional auction business to a trusted global marketplace for value-added insights, services and transaction solutions. We now operate across seven verticals, have launched new go-to-market models and have a steadily growing number of yards. All of these differentiators work in tandem to strategically increase customer demand, creating a flywheel of growth and profitability.

Our success is evident in our outstanding performance, even in the face of the global COVID-19 pandemic. In just three years[ii], we have achieved:

- $800 million in Gross Transaction Value (GTV) growth[iii]
- Record 10-year highs in revenue growth, a double-digit increase
- Double-digit adjusted EBITDA growth from $315 million to $442 million[iv]
- ~300 bps adjusted EBITDA margin expansion

Ritchie Bros. 2

News Release

Ritchie Bros. Superior Shareholder Returns

Outperformed All Relevant Indices Under Current Management*


48%
34%
32%
32%
50%
40%
30%
20%
Ritchie Bros.
TSX
S&P 500
NASDAQ Composite

The period from January 3, 2020, the last trading day prior to Ann Fandozzi's appointment as CEO, through January 31, 2023

WE KNOW THE SALVAGE AUTOMOTIVE INDUSTRY WELL, AND THE IAA ACQUISITION IS AN EXCEPTIONAL OPPORTUNITY TO ACCELERATE OUR MOMENTUM

Over the course of our careers, the Ritchie Bros.' revamped management team has acquired and integrated numerous companies, many of scale. We have deep industry experience that we can leverage to successfully integrate IAA and accelerate growth. Previously, our leadership team has held executive and operating leadership positions at Abra, Cox Automotive, Caliber Collision, DaimlerChrysler, DealerTrack, Ford, Pep Boys, vRide and Wheels Up. The Ritchie Bros. Board of Directors also has expertise in the broader automotive industry and M&A, as well as in technology and sales and other relevant areas. **We know how to acquire and integrate to create value.**

The Ritchie Bros. Board and management team, with input from our advisors, identified IAA as a potential combination for Ritchie Bros. back in mid-2020, and evaluated a possible acquisition of IAA for more than 12 months. The strategic logic of this combination is clear. **With IAA, we expand our reach into an attractive, adjacent vertical with a growing business and, by adding our services and operating expertise, we can unlock IAA's full potential.**

- **The salvage vehicle market has strong secular tailwinds.** The number of registered vehicles on the road and the average vehicle age have increased 14%[v] and 7%[vi], respectively, since 2013. These factors combined with rising accident rates have resulted in secular growth in automotive salvage volumes. These growth trends are expected to continue.

- **IAA is a leading player in this attractive market and has shown counter-cyclicality and resilience through economic cycles.** IAA has grown revenue each year since 2000[vii] including during the 2007 to 2009 downturn.

Ritchie Bros.

3

News Release Ritchie Bros. 4 • IAA has an expansive yard footprint that complements Ritchie Bros.’ with ~45% available capacity. IAA’s 210 facilities are located in close proximity to Ritchie Bros. customers throughout the United States, Canada and the United Kingdom and include a developed network automated by technology. • IAA’s positive performance is continuing. For fiscal 2022, IAA previously stated that it expects revenue, net income and adjusted EBITDA that are in-line with or above FactSet mean consensus analyst estimates as of February 10, 2023. IAA WILL CATAPULT RITCHIE BROS.’ STANDALONE YARD STRATEGY TO A WHOLE NEW LEVEL, RESULTING IN HIGHER ROI, HIGHER GROWTH AND HIGHER SHAREHOLDER RETURNS We believe commercial asset markets are on the cusp of substantial growth. Equipment supply could increase meaningfully in the coming quarters as the economic cycle turns. To capitalize on this shift, having access to a robust network of satellite yards is critical. Ritchie Bros. has been investing in small satellite yards close to population centers, but organic satellite yard expansion is time consuming given the scouting, negotiation and activation processes required. IAA’s existing yards present the opportunity to immediately address our need for capacity and at a lower cost with much higher returns. • IAA yards are ideally located: IAA’s yards are located close to population centers where Ritchie Bros. needs them most. Ritchie Bros. will be able to utilize a significant number of IAA’s current locations as satellite yards. • IAA has excess capacity that Ritchie Bros. can use: IAA has 210 yards with approximately 10,000 acres of capacityviii. These yards are underutilized. Overall utilization across IAA’s yards is 55%. Roughly 75% of IAA yards have more than five acres of availability. Ritchie Bros. can use this capacity to serve the expected rising heavy equipment demand without hurting service levels in the core IAA business. • IAA’s yards are expected to unlock significantly higher returns for Ritchie Bros.: Leveraging IAA yards virtually eliminates the start-up time associated with standing up new yards, and minimizes incremental cost because they are already staffed. Indeed, because the incremental costs are so low, and each of the existing IAA yards are already profitable, we can easily overcome the financial hurdles associated with expanding our existing satellite yard strategy. Every Ritchie Bros. unit that comes to these IAA locations would result in incremental margin and therefore should be highly accretive. In addition, using IAA’s yards’ open capacity should yield significantly higher ROI. By definition, standing up dedicated yards on our own requires incremental costs, but more than that, cold start locations require time to gather critical seller mass, which leads to suboptimal financial performance. Our volume changes the economics of the IAA yards – for the better. In short, our yard strategy is critical to our future growth. And acquiring IAA is critical to our yard strategy. With IAA, we will accelerate our yard footprint expansion at lower cost with strong returns – both turbocharging our biggest strategic initiative and acquiring a very good business at a good value.

RITCHIE BROS. News Release

THE IAA TRANSACTION CREATES COMPELLING FINANCIAL BENEFITS AND SIGNIFICANT VALUE FOR OUR SHAREHOLDERS

As a powerful accelerant to our marketplace strategy, we believe the IAA transaction will be highly accretive to our company. In particular, we expect:

- **Sizeable EBITDA opportunity[ix]:** ~$350 million to $900 million opportunity, or up to ~$61 per share including cost savings and total revenue opportunities[x]
  - **Highly realizable cost savings:** At least $100 million to $120 million, or ~$8 per share, of cost savings by the end of 2025[xi]
  - **Revenue growth opportunities**: ~$250 million to $780 million of incremental EBITDA from potential revenue opportunities
- **Potential valuation upside[ix]:** Up to $15 of additional value upside per share from cost synergies and revenue opportunities, reflecting an illustrative re-rating from 13x to 16x EV / NTM EBITDA multiple. Ritchie Bros. traded at a 16x multiple prior to announcing the transaction, and 16x is the historic blended multiple for Ritchie Bros./IAA
- **Clear path to deleverage and advance our capital allocation strategy:** Strong free cash flow, providing financial flexibility to continue investing in the business and enabling rapid deleveraging to a targeted leverage ratio[xii] of 2.0x within 24 months. We believe this could support further multiple expansion and as target leverage ratios are met, we are committed to returning capital to shareholders

Actionable and thorough integration planning has already begun. We have established an integration management office (IMO) comprised of dedicated, experienced operators and leaders to ensure this integration plan is executed seamlessly. The IMO will be supported by a leading third-party consultant and overseen by a steering committee that will have clear charters, milestones and KPIs to drive accountability. Work will be focused on critical success factors, including ensuring continued strong business performance and delivering on cost synergies and revenue opportunities.

OUR AMENDED AGREEMENT WITH IAA AS WELL AS THE TRANSACTION WITH STARBOARD REFLECT SHAREHOLDER FEEDBACK AND DELIVER EVEN GREATER VALUE

We have engaged extensively with our shareholders about the IAA transaction, and increasingly they understand its merits and have become excited about the potential of the combination. This is evidenced by Ritchie Bros.' meaningful stock price improvement from observed lows since the transaction was announced in November. Through our dialogue with shareholders, it also became clear that both Ritchie Bros. and IAA shareholders preferred – for differing reasons – a change to the consideration mix and transaction structure. On January 23, 2023, Ritchie Bros. and IAA announced an amended agreement that reflects this feedback and provides greater accretion and even more compelling value to Ritchie Bros. shareholders, and greater cash to IAA shareholders.

The amended agreement and the additionally announced $500 million investment from Starboard (which closed on February 1) would result in the following:

- Ritchie Bros. shareholders receive approximately $115 million[xiii] of additional value through:
  - A $0.52[xiii] reduction in the price paid per IAA share, or approximately $70 million in the aggregate

Ritchie Bros. 5

News Release Ritchie Bros. 6 − The receipt of a $1.08 special cash dividend paid only to Ritchie Bros. shareholders, or approximately $120 million in the aggregatexiv. Because IAA shareholders will not receive the special dividend, this equates to approximately $45 million less consideration to IAA shareholders based on their share of the pro-forma company • As part of the amended agreement, the overall equity component of the IAA transaction is reduced, thereby reducing the dilution for Ritchie Bros. shareholders. • The pro forma leverage profile of the combined business will be maintained despite the increased cash consideration for IAA shareholders. • Ritchie Bros. shareholders will have greater pro forma ownership of the combined company and thereby benefit even more from the strategic and financial upside created by the transaction. In addition, we gained a new partner and board member – Jeffrey Smith, CEO of Starboard Value LP. Starboard shares our belief in the upside from the IAA transaction and has substantial relevant experience, having been a major investor in KAR Auction Services, IAA’s former parent company. Starboard has an excellent record of value creation. AT RITCHIE BROS., WE DELIVER ON THE COMMITMENTS WE MAKE This management team has delivered on the promises we have made. You can count on us to continue to do so going forward. We are excited to close this transaction and continue to execute on our transformation strategy. We urge you to vote “FOR” all proposals listed on the WHITE proxy card. Luxor Capital has indicated that it may solicit proxies in connection with the Special Meeting. We firmly believe Luxor’s analysis is misleading and contradicted by the extensive due diligence we conducted and the measurable financial benefits we can achieve through the IAA acquisition. Any green proxy card you may receive should be discarded. I greatly appreciate the support you have extended to me since being appointed CEO and look forward to building on the magnificent business we have created. Sincerely, Ann Fandozzi CEO

News Release Ritchie Bros. 7 Any shareholder with questions about the Special Meeting or in need of assistance in voting their shares should contact: Laurel Hill Mackenzie Partners, Inc. North American Toll Free: 1-877-452-7184 North American Toll Free: 1-800-322-2885 Outside North America: 416-304-0211 Email: proxy@mackenziepartners.com Email: assistance@laurelhill.com Eligible shareholders may also be able to cast their vote conveniently, quickly and directly over the telephone using the Broadridge Quickvote™ service. Information about the meeting is also available at www.RBASpecialMeeting.com About Ritchie Bros. Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is a global asset management and disposition company, offering customers end-to-end solutions for buying and selling used heavy equipment, trucks and other assets. Operating in a number of sectors, including construction, transportation, agriculture, energy, mining, and forestry, the company's selling channels include: Ritchie Bros. Auctioneers, the world's largest industrial auctioneer offering live auction events with online bidding; IronPlanet, an online marketplace with weekly featured auctions and providing the exclusive IronClad Assurance(R) equipment condition certification; Marketplace-E, a controlled marketplace offering multiple price and timing options; Ritchie List, a self-serve listing service for North America; Mascus, a leading European online equipment listing service; Ritchie Bros. Private Treaty, offering privately negotiated sales; and sector-specific solutions GovPlanet, TruckPlanet, and Ritchie Bros. Energy. The company's suite of solutions also includes Ritchie Bros. Asset Solutions and Rouse Services LLC, which together provides a complete end-to-end asset management, data-driven intelligence and performance benchmarking system; SmartEquip, an innovative technology platform that supports customers' management of the equipment lifecycle and integrates parts procurement with both OEMs and dealers; plus equipment financing and leasing through Ritchie Bros. Financial Services. For more information about Ritchie Bros., visit RitchieBros.com. Photos and video for embedding in media stories are available at rbauction.com/media. Forward-Looking Statements This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (“IAA”) in addition to information relating to the investment into RBA by Starboard Value LP and certain of its affiliates (together, “Starboard”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed IAA transaction, the anticipated impact of the proposed IAA transaction on the combined company’s business and future financial and operating results, the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, growth, operational enhancement, expansion and other value creation opportunities from the proposed IAA transaction, the expected debt, de-leveraging and capital allocation of the combined company, the anticipated closing date for the proposed IAA transaction, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed IAA transaction will in fact be consummated. These forward-looking statements generally

News Release Ritchie Bros. 8 can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “goal,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates,” “opportunity” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or IAA’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and IAA’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of IAA may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed IAA transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed IAA transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed IAA transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed IAA transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed IAA transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA; the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed IAA transaction; the effect of the announcement, pendency or consummation of the proposed IAA transaction on the trading price of RBA’s common shares or IAA’s common stock; the ability of RBA and/or IAA to retain and hire key personnel and employees; the significant costs associated with the proposed IAA transaction; the outcome of any legal proceedings that could be instituted against RBA, IAA and/or others relating to the proposed IAA transaction; restrictions during the pendency of the proposed IAA transaction that may impact the ability of RBA and/or IAA to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the amount, manner or timeframe expected or at all; the failure of the combined company to realize potential revenue, growth, operational enhancement, expansion or other value creation opportunities from the sources or in the amount, manner or timeframe expected or at all; the failure of the trading multiple of the combined company to normalize or re-rate and other fluctuations in such trading multiple; changes in capital markets and the ability of the combined company to finance operations in the manner expected or to de-lever in the timeframe expected; the failure of RBA or the combined company to meet financial and/or KPI targets; any legal impediment to the payment of the special dividend by RBA, including TSX consent to the dividend record date; legislative, regulatory and economic developments affecting the business of RBA and IAA; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and IAA operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed IAA transaction, are included in the Registration Statement (as defined below) and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed IAA transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent

News Release Ritchie Bros. 9 Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and IAA’s most recent Quarterly Reports on Form 10- Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor IAA undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Important Additional Information and Where to Find It In connection with the proposed IAA transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed IAA transaction on December 14, 2022 (the “Initial Registration Statement”), as amended by Amendment No. 1 and Amendment No. 2 to the Initial Registration Statement filed with the SEC and applicable Canadian securities regulatory authorities on February 1, 2023 and February 9, 2023, respectively (together with the Initial Registration Statement, the “Registration Statement”). The Registration Statement was declared effective by the SEC on February 10, 2023. The Registration Statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed IAA transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION. Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com.

News Release Ritchie Bros. 10 Participants in the Solicitation RBA and IAA, certain of their respective directors and executive officers and other members of management and employees, and Jeffrey C. Smith and potentially other Starboard employees, may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed IAA transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to Mr. Smith, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed IAA transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above. Ritchie Bros. Contacts Investors Sameer Rathod Vice President, Investor Relations & Market Intelligence (510) 381-7584 srathod@ritchiebros.com Media Barrett Golden / Lucas Pers / Haley Salas Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449 i Potential opportunities and related information included for illustrative purposes only and do not imply future targets, expectations or guidance. Estimates do not incorporate potential costs to achieve or specific timeframes. Reflects illustrative EV / NTM EBITDA range, based on pre-transaction blend at the low end and illustrative ~3.0x re-rating at the high end, informed by both (i) the observed average blend of RBA and IAA EV / NTM over the period June 28, 2019 (separation of IAA from KAR) and November 4, 2022, and (ii) observed blend of top decile observed EV / NTM EBITDA multiples for RBA and IAA over last twelve month period ending November 4, 2022. Figures are illustrative and undiscounted ii The period from January 3, 2020, the last trading day prior to Ann Fandozzi’s appointment as CEO, through January 31, 2023 iii GTV represents gross transaction value, which is the total proceeds from all items sold at the company's auctions and online marketplaces. GTV is not a measure of financial performance, liquidity, or revenue, and is not presented in the company's consolidated financial statements iv Adjusted EBITDA is calculated by adding back depreciation and amortization, interest expense, income tax expense, and subtracting interest income from net income, as well as adding back share-based payments expense, acquisition-related costs, loss (gain) on disposition of property, plant and equipment, terminated and ongoing transaction costs, and excluding the effects of any non-recurring or unusual adjusting items v Source: BTS, Experian as of Q3 2022 vi Source: BTS, HIS Markit as of May 2022 vii Except 2020 viii Capacity does not include acreage under option contracts ix Potential opportunities and related information included for illustrative purposes only and do not imply future targets, expectations or guidance. Estimates do not incorporate potential costs to achieve or specific timeframes. Figures are illustrative and un-discounted x Reflects illustrative EV / NTM EBITDA range, based on pre-transaction blend at the low end and illustrative ~3.0x re-rating at the high end, informed by observed blend of top decile observed EV / NTM EBITDA multiples for RBA and IAA over last twelve month period ending November 4, 2022 xi Reflects midpoint of range of estimated run-rate cost synergies ($110mm). Figures are illustrative and un-discounted

News Release Ritchie Bros. 11 xii Assumes $110mm run-rate cost synergies. Adj EBITDA per company’s reported definition, which includes add-backs for share-based payments expense, acquisition-related costs, loss / (gains) on disposition of property plant and equipment, change in fair value of derivatives, and non-recurring advisory, legal and restructuring costs xiii Offer Values calculated based on RBA closing price of $60.17 as of January 20, 2023 xiv Special dividend of $1.08 per share would be payable contingent upon closing of the merger to Ritchie Bros. shareholders of record as of a pre-closing record date to be determined with consent of TSX

Good morning team,

I am writing to share an update on our pending acquisition of IAA. Today, we took an important step toward closing this transaction and officially bringing our companies together.

As you will recall, the closing of our transaction is subject to the approval of Ritchie Bros. shareholders, and on March 14, 2023, we will hold a Special Meeting of Shareholders to vote on proposals related to the transaction. On Friday, we filed our final proxy statement with the U.S. Securities and Exchange Commission and began mailing it to our shareholders. A proxy statement outlines information that shareholders need to know about the acquisition, including why we believe this is such an outstanding combination. It also includes instructions on how shareholders can vote, such as by mail, by phone or online. We have established a dedicated website with similar information that you can see here www.RBASpecialMeeting.com.

If you own Ritchie Bros.’ shares, you will be receiving these proxy materials, and we encourage you, like all shareholders, to vote “FOR” on the WHITE proxy card for each of the proposals that are being considered at the Special Meeting.

For everyone, I want to say thanks and job well done. I have talked recently with numerous Ritchie Bros. shareholders, including several of our largest shareholders who are overwhelmingly supportive of the transaction. In my shareholder conversations, it is clear they appreciate our team and our many achievements, which are the direct result of your contributions. The strong preliminary financial results we announced this morning are just one of the proof points that show our momentum.

I look forward to continuing to build on the magnificent business we have created.

All my best,

Ann

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (“IAA”) in addition to information relating to the investment into RBA by Starboard Value LP and certain of its affiliates (together, “Starboard”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed IAA transaction, the anticipated impact of the proposed IAA transaction on the combined company’s business and future financial and operating results, the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, growth, operational enhancement, expansion and other value creation opportunities from the proposed IAA transaction, the expected debt, de-leveraging and capital allocation of the combined company, the anticipated closing date for the proposed IAA transaction, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed IAA transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “goal,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates,” “opportunity” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or IAA’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and IAA’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of IAA may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed IAA transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed IAA transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed IAA transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed IAA transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed IAA transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA; the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed IAA transaction; the effect of the announcement, pendency or consummation of the proposed IAA transaction on the trading price of RBA’s common shares or IAA’s common stock; the ability of RBA and/or IAA to retain and hire key personnel and employees; the significant costs associated with the proposed IAA transaction; the outcome of any legal proceedings that could be instituted against RBA, IAA and/or others relating to the proposed IAA transaction; restrictions during the pendency of the proposed IAA transaction that may impact the ability of RBA and/or IAA to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the amount, manner or timeframe expected or at all; the failure of the combined company to realize potential revenue, growth, operational enhancement, expansion or other value creation opportunities from the sources or in the amount, manner or timeframe expected or at all; the failure of the trading multiple of the combined company to normalize or re-rate and other fluctuations in such trading multiple; changes in capital markets and the ability of the combined company to finance operations in the manner expected or to de-lever in the timeframe expected; the failure of RBA or the combined company to meet financial and/or KPI targets; any legal impediment to the payment of the special dividend by RBA, including TSX consent to the dividend record date; legislative, regulatory and economic developments affecting the business of RBA and IAA; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and IAA operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed IAA transaction, are included in the Registration Statement (as defined below) and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed IAA transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and IAA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor IAA undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed IAA transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed IAA transaction on December 14, 2022 (the “Initial Registration Statement”), as amended by Amendment No. 1 and Amendment No. 2 to the Initial Registration Statement filed with the SEC and applicable Canadian securities regulatory authorities on February 1, 2023 and February 9, 2023, respectively (together with the Initial Registration Statement, the “Registration Statement”). The Registration Statement was declared effective by the SEC on February 10, 2023. The Registration Statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed IAA transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and IAA, certain of their respective directors and executive officers and other members of management and employees, and Jeffrey C. Smith and potentially other Starboard employees, may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed IAA transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to Mr. Smith, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed IAA transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above.

Ritchie Bros. Ritchie Bros. + IAA IAA Yard in Clewiston, Florida IAA Will Catapult Ritchie Bros.’ Standalone Yard Strategy to a Whole New Level Satellite Yards • Longer to stand-up (10 per year) • Higher real estate costs • Smaller size and less capacity (10% of IAA yard) • Less economies of scale • Suboptimal financial performance until scaled IAA Traditional Yards • Already built • Inexpensive land • Large plots of land • Economies of scale • Significantly higher ROI 55% utilization 210 IAA yards located near high population areas 75% of yards have 5+ acres of availability Ritchie Bros. can use IAA capacity to serve seller demand and still maintain high levels of service in the core IAA business. Every Ritchie Bros. unit that comes to IAA locations results in incremental margin, significant accretion and substantially higher ROI. Ritchie Bros. IAA

Forward-Looking Statements This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (“IAA”) in addition to information relating to the investment into RBA by Starboard Value LP and certain of its affiliates (together, “Starboard”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed IAA transaction, the anticipated impact of the proposed IAA transaction on the combined company’s business and future financial and operating results, the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, growth, operational enhancement, expansion and other value creation opportunities from the proposed IAA transaction, the expected debt, de-leveraging and capital allocation of the combined company, the anticipated closing date for the proposed IAA transaction, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed IAA transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “goal,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates,” “opportunity” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or IAA’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and IAA’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of IAA may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed IAA transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed IAA transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed IAA transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed IAA transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed IAA transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA; the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed IAA transaction; the effect of the announcement, pendency or consummation of the proposed IAA transaction on the trading price of RBA’s common shares or IAA’s common stock; the ability of RBA and/or IAA to retain and hire key personnel and employees; the significant costs associated with the proposed IAA transaction; the outcome of any legal proceedings that could be instituted against RBA, IAA and/or others relating to the proposed IAA transaction; restrictions during the pendency of the proposed IAA transaction that may impact the ability of RBA and/or IAA to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the amount, manner or timeframe expected or at all; the failure of the combined company to realize potential revenue, growth, operational enhancement, expansion or other value creation opportunities from the sources or in the amount, manner or timeframe expected or at all; the failure of the trading multiple of the combined company to normalize or re-rate and other fluctuations in such trading multiple; changes in capital markets and the ability of the combined company to finance operations in the manner expected or to de-lever in the timeframe expected; the failure of RBA or the combined company to meet financial and/or KPI targets; any legal impediment to the payment of the special dividend by RBA, including TSX consent to the dividend record date; legislative, regulatory and economic developments affecting the business of RBA and IAA; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and IAA operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed IAA transaction, are included in the Registration Statement (as defined below) and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed IAA transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and IAA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor IAA undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Important Additional Information and Where to Find It In connection with the proposed IAA transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed IAA transaction on December 14, 2022 (the “Initial Registration Statement”), as amended by Amendment No. 1 to the Initial Registration Statement filed with the SEC and applicable Canadian securities regulatory authorities on February 1, 2023 (together with the Initial Registration Statement, the “Registration Statement”). The Registration Statement was declared effective by the SEC on [•], 2023. The Registration Statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed IAA transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION. Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors. iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com. Participants in the Solicitation RBA and IAA, certain of their respective directors and executive officers and other members of management and employees, and Jeffrey C. Smith and potentially other Starboard employees, may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed IAA transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to Mr. Smith, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed IAA transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above. The Ritchie Bros. Board of Directors unanimously recommends that Ritchie Bros. shareholders vote “FOR” on the WHITE proxy card for each of the proposals that are being considered at the Special Meeting. YOUR VOTE IS IMPORTANT TO ENSURING THIS VALUE CAN BE REALIZED.

Twitter:

We will hold a Special Meeting of Shareholders to vote on proposals necessary to complete our previously announced acquisition of IAA. This transaction advances our strategic transformation already underway. Learn more and see other important information. www.RBASpecialMeeting.com

Vote FOR on the WHITE Proxy Card. Learn more and see other important information. www.RBASpecialMeeting.com

Accelerating our transformation to achieve even higher levels of profitable growth and value creation with @IAA. Vote FOR on the WHITE Proxy Card. Learn more and see other important information at www.RBASpecialMeeting. com

IAA will catapult our standalone yard strategy to a whole new level, resulting in higher ROI, higher growth and higher shareholder returns. Watch below and visit the URL to learn more and to see other important information. www.RBASpecialMeeting. Vote FOR on the WHITE Proxy Card.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (“IAA”) in addition to information relating to the investment into RBA by Starboard Value LP and certain of its affiliates (together, “Starboard”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed IAA transaction, the anticipated impact of the proposed IAA transaction on the combined company’s business and future financial and operating results, the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, growth, operational enhancement, expansion and other value creation opportunities from the proposed IAA transaction, the expected debt, de-leveraging and capital allocation of the combined company, the anticipated closing date for the proposed IAA transaction, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed IAA transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “goal,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates,” “opportunity” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or IAA’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and IAA’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of IAA may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed IAA transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed IAA transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed IAA transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed IAA transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed IAA transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA; the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed IAA transaction; the effect of the announcement, pendency or consummation of the proposed IAA transaction on the trading price of RBA’s common shares or IAA’s common stock; the ability of RBA and/or IAA to retain and hire key personnel and employees; the significant costs associated with the proposed IAA transaction; the outcome of any legal proceedings that could be instituted against RBA, IAA and/or others relating to the proposed IAA transaction; restrictions during the pendency of the proposed IAA transaction that may impact the ability of RBA and/or IAA to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the amount, manner or timeframe expected or at all; the failure of the combined company to realize potential revenue, growth, operational enhancement, expansion or other value creation opportunities from the sources or in the amount, manner or timeframe expected or at all; the failure of the trading multiple of the combined company to normalize or re-rate and other fluctuations in such trading multiple; changes in capital markets and the ability of the combined company to finance operations in the manner expected or to de-lever in the timeframe expected; the failure of RBA or the combined company to meet financial and/or KPI targets; any legal impediment to the payment of the special dividend by RBA, including TSX consent to the dividend record date; legislative, regulatory and economic developments affecting the business of RBA and IAA; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and IAA operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed IAA transaction, are included in the Registration Statement (as defined below) and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed IAA transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and IAA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor IAA undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed IAA transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed IAA transaction on December 14, 2022 (the “Initial Registration Statement”), as amended by Amendment No. 1 and Amendment No. 2 to the Initial Registration Statement filed with the SEC and applicable Canadian securities regulatory authorities on February 1, 2023 and February 9, 2023, respectively (together with the Initial Registration Statement, the “Registration Statement”). The Registration Statement was declared effective by the SEC on February 10, 2023. The Registration Statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed IAA transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and IAA, certain of their respective directors and executive officers and other members of management and employees, and Jeffrey C. Smith and potentially other Starboard employees, may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed IAA transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to Mr. Smith, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed IAA transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above.